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Release date of Q3 report 2002/03 for the Chr. Hansen Group and Meeting of Analysts

26-06-2003

The Chr. Hansen Group releases its Q3 report for the fiscal year 2002/03 on Thursday July 3, 2003.

The company therefore invites analysts to a meeting with the Management on the same day at 3.00 p.m. at the company headquarters 10 - 12 Bøge Allé in Hørsholm. The meeting will be held in Danish.

A commented presentation of the Q3 result in English will be available on www.chr-hansen.com from Friday July 4, 2003.

Please contact IR Coordinator Helle Sandal, phone +45 45 74 71 17 or e-mail hellekortbek.sandal@dk.chr-hansen.com before July 1, 2003, if you wish to participate.

Hørsholm, June 26, 2003

CHR. HANSEN HOLDING A/S

Erik Sørensen

President & CEO

For further information please contact Jan Honoré, VP Corporate Development & Communication, phone +45 45 74 74 74.

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Nine Month Report (Q3) 2002/03 for the Chr. Hansen Group

03-07-2003

For the period September 1, 2002 - May 31, 2003

Chr. Hansen – Food Ingredients

- The EBITA margin rose from 10.9% to 13.0%. EBITA increased by 5% to DKK 321 million
- Revenue was unchanged in local currencies
- Exchange rates fell by a total of 12%, with a corresponding fall in revenue to DKK 2,472 million
- The free sector cash flow amounted to DKK 188 million
- For the 2002/03 financial year, revenue is forecast at approximately DKK 3.3 billion owing to the continued fall in exchange rates and weaker organic growth. Nevertheless, the EBITA forecast for 2002/03 is retained, i.e. EBITA is still expected to be higher than the 2001/02 figure, as a result of the increasing EBITA margin

ALK-Abelló – Allergy Vaccines

- Revenue increased by 1% to DKK 782 million – organic growth was 5%
- EBITA for the existing business was DKK 119 million against DKK 122 million in 2001/02
- Pipeline costs increased to DKK 159 million against DKK 110 million in 2001/02
- The Phase IIb-III tablet-based grass pollen study is progressing as planned
- The full-year 2002/03 forecast for the existing business is reduced. The EBITA forecast is now at last year's level against the previous forecast of an increase. Total pipeline costs for the full year are expected to be approximately DKK 225 million against previous forecasts of approximately DKK 250 million

Chr. Hansen Group

- Revenue decreased by 9% to DKK 3,254 million – organic growth was 1%
- Profit from ordinary activities before tax was DKK 134 million compared to DKK 163 million in 2001/02 as a result of rising pipeline costs in ALK-Abelló
- Net interest-bearing debt was reduced by DKK 114 million to DKK 2,200 million
- Net profit for the period attributable to Chr. Hansen Holding A/S was minus DKK 3 million against DKK 62 million in 2001/02
- The full-year 2002/03 forecast of profit from ordinary activities before tax is now DKK 115-125 million (excluding provisions for the Serbian claim and costs in preparation of a potential independent listing of ALK-Abelló) against the previous forecast of DKK 140-150 million

For further information, please contact Erik Sørensen, President and CEO or Jan Honoré, VP Corporate Development & Communication, phone +45 45 74 74 74

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Corrected Nine Month Report (Q3) 2002/03 for the Chr. Hansen Group

03-07-2003

For the period September 1, 2002 - May 31, 2003 - unaudited

Regrettably, Announcement no. 16 of July 3, 2003 – Nine Month Report (Q3) 2002/03 for the Chr. Hansen Group – contained errors on page 10 in the items following "Profit from ordinary operations before tax" for the third quarter only (Tax on ordinary activities, Extraordinary expenses after tax (the Serbian case), Minority shareholders' share of the profit of subsidiaries).

The Chr. Hansen Group's profit for the third quarter only of the 2002/03 financial year was minus DKK 2 million against the previous, incorrectly reported minus DKK 69 million. The errors have no other impact on the Nine Month Report (Q3) 2002/03 for the Chr. Hansen Group (Announcement no. 16), and do not affect the profit for the year to date, forecast and comments.

Due to the above mentioned errors, the corrected Nine Month Report (Q3) 2002/03 for the Chr. Hansen Group is enclosed with this announcement. The corrections are made on page 11 of 18.

****

Chr. Hansen – Food Ingredients

- The EBITA margin rose from 10.9% to 13.0%. EBITA increased by 5% to DKK 321 million
- Revenue was unchanged in local currencies
- Exchange rates fell by a total of 12%, with a corresponding fall in revenue to DKK 2,472 million
- The free sector cash flow amounted to DKK 188 million
- For the 2002/03 financial year, revenue is forecast at approximately DKK 3.3 billion owing to the continued fall in exchange rates and weaker organic growth. Nevertheless, the EBITA forecast for 2002/03 is retained, i.e. EBITA is still expected to be higher than the 2001/02 figure, as a result of the increasing EBITA margin

ALK-Abelló – Allergy Vaccines

- Revenue increased by 1% to DKK 782 million – organic growth was 5%
- EBITA for the existing business was DKK 119 million against DKK 122 million in 2001/02
- Pipeline costs increased to DKK 159 million against DKK 110 million in 2001/02
- The Phase IIb-III tablet-based grass pollen study is progressing as planned
- The full-year 2002/03 forecast for the existing business is reduced. The EBITA forecast is now at last year's level against the previous forecast of an increase. Total pipeline costs for the full year are expected to be approximately DKK 225 million against previous forecasts of approximately DKK 250 million

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Chr. Hansen Group

- Revenue decreased by 9% to DKK 3,254 million – organic growth was 1%
- Profit from ordinary activities before tax was DKK 134 million compared to DKK 163 million in 2001/02 as a result of rising pipeline costs in ALK-Abelló
- Net interest-bearing debt was reduced by DKK 114 million to DKK 2,200 million
- Net profit for the period attributable to Chr. Hansen Holding A/S was minus DKK 3 million against DKK 62 million in 2001/02
- The full-year 2002/03 forecast of profit from ordinary activities before tax is now DKK 115-125 million (excluding provisions for the Serbian claim and costs in preparation of a potential independent listing of ALK-Abelló) against the previous forecast of DKK 140-150 million

For further information, please contact Erik Sørensen, President and CEO or Jan Honoré, VP Corporate Development & Communication, phone +45 45 74 74 74


Corrected Nine Month Report 2002/03

Chr. Hansen Holding A/S 10-12 Boege Allé DK-2970 Hoersholm investor@dk.chr-hansen.com Chr. Hansen wc


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Invitation to Capital Marked Day with focus on the Allergy Sector, ALK-Abelló

11-07-2003

The Chr. Hansen Group invites professional investors, financial analysts and the financial press to a Capital Market Day on

Friday 26 September from 11.00 a.m. to 4.30 p.m.

in Hørsholm, Denmark

The Capital Market Day will provide insight into the existing business as well as the pipeline.

Please inform Helle Sandal of your participation before 15 August - phone +45 45 74 71 17 or e-mail hellekortbek.sandal@dk.chr-hansen.com

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Chr. Hansen Holding A/S 10-12 Boege Allé DK-2970 Hoersholm investor@dk.chr-hansen.com

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Improving the quality of food and health for people all over the world

Insight

July 2003 NO.3 WWW.CHR-HANSEN.COM

CHR HANSEN



The Novozymes alliance up and running

It naturally aroused attention when Novozymes and Chr. Hansen in August last year announced their intention to enter into a strategic alliance

Page 6

Winning the future on two fronts

Interview with CEO Jens Bager, ALK-Abelló

Page 4

Extract from the quarterly report

Ingredients Sector

- EBITA margin rose from 10.9% to 13.0%
- EBITA rose from DKK 304 million to DKK 321 million

Page 16





The taste of wine can now be proved



Chr. Hansen attended Vitafoods in May

CONTENTS

New biotechnological tool for winemaking

We've discovered a way of bringing out the natural taste of wine. Consumers get more differentiated products to choose between.

"Process control in modern wine production has meant that commercial strains of yeast have increasingly been used to ferment the wine," says marketing manager Sarita Bairoilya. "Today there is only one commercial yeast strain on the market, namely *Saccharomyces cerevisiae*. This leads to a high degree of standardization, which is good in many contexts but also has the disadvantage of relatively high uniformity of aroma and flavour in the products on the market.

"The natural bacterial flora in the grapes can have a major influence on a wine's flavour and aroma.

"We have tested many strains of yeast and have now selected two that are well suited to bringing out the specific characteristics of a wine. In future a winemaker will be able to choose whether his wine should be dominated by a fruity flavour, be slightly bitter or have other characteristics. Although you can't change the fundamental taste, the flavour the wine is born with can be brought out."

Working partnership in practice

"Chr. Hansen has a serious and scientific approach," says Gregor Lundfall, BioGaia, Lund while looking into one of the microscopes allowing visitors to have a close look at our phytonutrients and probiotics. "It is an activity which supports the Working Partnership concept and illustrates the science behind Chr. Hansen's products."

In mid-May Chr. Hansen participated in the annual global Nutraceutical event, Vitafoods International in Geneva. Together with slide presentations on a flat screen at the stand the activities attracted attention and visitors to the stand.

At a concurrent seminar at Vitafoods, research scientist Charlotte Nexmann Larsen presented a supplier presentation entitled "Probiotic characteristics of bifidobacteria with special emphasis on BB-12". The presentation was one of the best attended and afterwards the audience showed great interest in the stand.

Better earnings levels



The recovery in the global economy that many had hoped for following the end of the war in Iraq has yet to emerge. The Ingredients Sector, like other major food producers, has found that the anticipated market recovery has also failed to materialize. However, one good sign is that organic sales growth in North America was not negative for the first time in six quarters, and it is particularly pleasing to see another clear improvement in earnings levels for the Ingredients Sector as a whole in the third quarter. The EBITA margin for the first nine months of the year was 13.0%, against 10.9% for the same period last year.

This improvement in the Ingredients Sector's earnings levels was achieved at the same time as investment in research and development was stepped up from 6% to 7% of sales. Research and development work too is focusing on high-margin products.

The Allergy Sector is now under way with its Phase IIb-III tablet-based grass pollen study of around 850 patients. The study is running to schedule and the results will be published in the first quarter of 2004.

Erik Sørensen, President and CEO

Winning the future on two fronts

BY JYTTE WOLFF-SNEEDORFF



"Our core business will remain our backbone in the years ahead," says ALK-Abelló's CEO Jens Bager

ALK-Abelló's values:

- Focused
- Trustworthy
- Progressive
- United

Insight invited ALK-Abelló's CEO Jens Bager into the hot seat to answer questions about the future for the Allergy Sector

What is most important for ALK-Abelló right now?
Over the last two to three years we've talked a great deal about our pipeline and our vision of offering allergy vaccination to many more patients and doctors than today. This will remain a very important focus area for ALK-Abelló, but we'll also be focusing our efforts on our existing core business based on allergy vaccination.

This core business will be our backbone in the years ahead until the new products come onto the market. This core business has built our market-leading position, and is behind our international reputation. In the longer term our pipeline will also become part of this existing business and so it is important that we also focus on this foundation.

How will you be breathing new life into the core business?
Enthusiasm is the key to the renewed energy that we're in the process of injecting. Our goal is to increase our growth in the years ahead.

We've launched a number of concrete projects. One involves a renewed and extended focus on drop-based sublingual treatment in southern Europe where there is growing interest in drop-based treatment. We'll also be focusing on new geographical areas – for example, we plan to launch the injection-based vaccine Alutard® SQ in the UK. And we've started up sales offices in Beijing and Hong Kong. In time we plan to open allergy centres at the larger hospitals in the affluent parts of China. Our goal, as in other markets, is to register Alutard® SQ as a full pharmaceutical product so as to differentiate it from locally produced non-standardized extracts.

Beyond this we'll be concentrating mainly on the products that are most profitable and user-friendly for both patients and doctors. Finally we've also launched a series of sales-oriented projects to maximize efficiency and promote best practice in every respect.

What role do employees have to play in this?
It's essential that all of us use our abilities to the full and focus our efforts. We're therefore keen to promote a performance culture, which first and foremost means living up to ALK-Abelló's values and so creating value for our stakeholders. But it's also about ensuring that all of our targets are crystal clear and that every employee knows exactly what they should be concentrating on. In this way the energy to be found at ALK-Abelló can be used optimally to achieve our common business goals – and I think we're well on the way. We're also focusing on developing skills, getting better at cross-departmental projects and retaining talented employees.

How is work on the pipeline progressing?
It's still full steam ahead with the pipeline. The results of the study of the tablet against grass pollen allergy are due in the first quarter of 2004. As with all clinical studies there is an element of risk, but we believe that there is a good chance of the study being a success and are well under way with getting sales and marketing in place. For example, we're in touch with leading opinion formers and are planning publications, product names, pre-launch promotion packs, product training and much more. We're really putting a lot into this project.

ALK-Abelló's vision is both about curing allergy and getting new results, so we'll be winning the future on two fronts.

ALK-Abelló generates annual sales of around DKK 1 billion and has over 1,000 employees

Strong presence at European allergy congress

BY JACOB FRISCHE

The 22nd congress of the European Academy of Allergology and Clinical Immunology in Paris on June 7-11 proved more successful than ever for ALK-Abelló. Armed with the impressive details of the world's largest allergy vaccination study, ALK-Abelló stood out as a customer-centred and scientifically authoritative pharmaceutical company



More than 4,500 physicians and scientists had chosen to spend some of their precious summer days inside the immense Palais Congres building housing the allergy congress. But thanks to ALK-Abelló they did not miss the sense of being out of doors

The main commercial and scientific focus for ALK-Abelló at this year's congress was the ALK-Abelló symposium entitled "Allergy vaccination: curing allergy – preventing asthma". Thanks to a very interesting programme featuring internationally renowned speakers dealing with current topics, around 750 congress participants chose to attend the symposium, making it one of the largest symposia at the congress.

The symposium featured a discussion of the immunological mechanisms and future perspectives of sublingual (under the tongue) allergy treatment, as well as the status of asthma prevention and best practices within allergy vaccination. But the leading subject was a thorough presentation of the world's largest study of allergy vaccination involving more than 400 British grass pollen allergy sufferers.

Solid documentation supporting allergy vaccination

"The efficacy of the treatment has been documented before, but never on such a large scale. It is very good to see that much of what was established by custom turns out to be real and valid, and we are now providing the evidence for this. In fact, this is where we should go now with all sorts of medicines: to provide solid evidence to support their use," the principal investigator of the study, Professor Anthony Frew of the University of Southampton, said shortly after the symposium.

"I'm sure this study will strengthen our confidence that allergy vaccination is a good form of treatment and hopefully it will encourage other people to adopt this, so that allergy vaccination will be used even more widely in the UK and elsewhere," Professor Frew added.

Scientific papers in high demand

Apart from the UK study and the symposium, ALK-Abelló and its scientific partners presented an impressive book of 24 open reports within the field of allergy vaccination.

The scientific papers were in high demand – on the second day of the congress ALK-Abelló had given out more than 1,600 to visitors to the stand and to those attending the symposium. The scientific papers can be downloaded at www.alk-abello.com


ALK-ABELLÓ

This year's 100 m² congress stand – ALK-Abelló's biggest ever – was designed to resemble a "city park". The idea was that in a city park you can enjoy a walk and relax among flowers, grass and trees – if you do not have an allergy. If you do have allergies, you can still enjoy the outdoor life, provided that you are treated with allergy vaccination

BY OLE LINDHARDT

Alliance up and running



It naturally aroused attention when Novozymes and Chr. Hansen in August last year announced their intention to enter into a strategic alliance

From the start market analysts were enthusiastic and had high hopes for the two companies' collaboration on developing new enzymes for the dairy sector. Almost a year later it is time to see how things are going. Marketing director for cultures Knud Vindfeldt from Chr. Hansen and senior director Henrik Dalbøge from Novozymes are in charge of day-to-day work under the alliance and are delighted to report that it is now safely under way.

"The last year has proved us right in thinking that our two companies had something to offer each other," says Vindfeldt. "Novozymes is particularly strong on research, development and efficient enzyme production, while we at Chr. Hansen have many years of experience of applications and good contacts with the dairies. It seemed natural to link these two value chains, and experience so far shows that it really was a good idea. It's quite clear that together we stand stronger than we would alone."

"The alliance has also made us particularly attractive to third parties," adds Dalbøge.

Driver behind the market

The two companies had high hopes for the strategic alliance right from the start and they have not become any less ambitious in the meantime: both Novozymes and Chr. Hansen have shown commitment and allocated substantial resources to the venture.

"The potential for new types of enzyme in the dairy sector is enormous and so there should really be more activity in this area," says Vindfeldt. "The results of our collaboration to date have confirmed my belief that we can get the use of enzymes at dairies to really take off. I believe quite simply that we are the constellation the market has been waiting for."

When the alliance was announced last year, it was clear that the North American market would be the priority to begin with – and it still is. In North America cheese is made at huge dairies that focus sharply on efficiency and low costs, which makes the use of enzymes in production a natural move.

Pieces falling into place

Day-to-day work under the alliance is organized into joint project groups and technical teams, with staff from Chr. Hansen and Novozymes often working side by side in the laboratories. To ensure that knowledge and ideas are shared as efficiently as possible, a special extranet (shared electronic platform) has been set up to make important papers and results available. This means that the good intentions are taking concrete shape and the alliance is more than just a few fancy words on a piece of paper. And there has been no shortage of results – the first joint patent applications have already been filed.

"When working with such complex solutions as we do, developing and commercializing a new product can be a huge organizational jigsaw puzzle – even for a single company," says Dalbøge. "In this case we have two very different companies needing to get all the pieces to fall into place – and I have to admit that I'm surprised how painless the whole thing has been. This bodes well for the future."

New faces and new solutions

BY OLE LINDHARDT



The day-to-day work of the alliance is headed by Knud Vindfeldt from Chr. Hansen and Henrik Dalbøge fra Novozymes



Jannik Vindeløv and Henrik Pedersen are working closely with Novozymes

For Chr. Hansen the strategic alliance has brought not only exciting new work but also some new faces. Application technologist Morten Carlson, marketing manager Henrik Pedersen and application manager Jannik Vindeløv have all been recruited by Chr. Hansen in the last six months to work on projects that come under the alliance with Novozymes.

"I think we and our colleagues from Novozymes work very well together," says Pedersen. "We complement each other. In the various projects we constantly encounter challenges that force us to work together and be creative. This results in good solutions."

The importance of the alliance is also clear at Novozymes. The company has set up a brand new department in Denmark focusing on the dairy industry, staffed with a mixture of new faces and existing employees brought in from other areas.

The secret list

Coca-Cola has a secret formula. The original recipe for Kentucky Fried Chicken is said to be safely locked away in a bank vault. And the most important document for the alliance between Chr. Hansen and Novozymes is probably the secret list of projects. It is in any case the piece of paper that our competitors would most love to see.

In actual fact there are two lists: the A list and the B list.

The A list contains four to five development projects that are being given top priority and are currently in progress. Some are well under way while others are just starting up. A project leaves the A list once it is complete and the product is on the market, or if it turns out that it would not be worthwhile to continue.

The B list always contains at least 15-20 projects and bright ideas. These projects are not under development but are on standby. When a place on the A list becomes available, one of the projects will be transferred, leaving space for a new project proposal to join the B list.

In this way Chr. Hansen and Novozymes can ensure that there is constant progress in their innovation processes.


A list
(4-5 projects)
PROJECTS
B list
(at least 15-20 projects)
PROJECTS
Product sent on the market
Project not worthwhile
Project transferred to the A list when a place is available

Diet and health are linked

BY JYTTE WOLFF-SNEEDORFF



Consumers are showing growing interest in products with health-promoting effects. Chr. Hansen is responding to this with a wide range of probiotics and phytonutrients, which are often purchased by the same customers

For consumers the distinction between dietary supplements and natural remedies is far from clear-cut – and often the two types of product are also sold by the same companies. Chr. Hansen has therefore begun to market probiotics and phytonutrients together in some contexts.

"Probiotics – i.e. beneficial lactic acid bacteria – are an important area in terms of our vision of improving the quality of food and health for people all over the world," says Susanne Tovborg, international product manager at the Human Health department. "Fortunately more and more people are seeing a direct link between their diet and their health – not only when travelling abroad but also as part of their everyday well-being."

Closer cooperation

"The same goes for phytonutrients – health-promoting colours that can be added to both dietary supplements and natural remedies," says Vibeke Dalhoff, marketing manager at the Color department. "We're helping customers to expand their range without them having to run the gauntlet between different suppliers. We've started to attend exhibitions with both probiotics and phytonutrients. This results in closer contact and paves the way for more innovative collaboration with the customer.

"Chr. Hansen has been the leading producer of probiotic cultures for yoghurts and other fermented milk products for many years, and has also built up a leading position in sales of probiotic cultures for dietary supplements and natural remedies over the last 10-15 years. Phytonutrient products too are now carving themselves a global niche. The market is constantly evolving, not only in the Western World but also in Asia where there is particularly strong interest in probiotic products."

PROBIOTICS are live lactic acid bacteria that have health-promoting effects. For example, probiotics have favourable effects on the digestive system and their uses include capsules to prevent and treat mild diarrhoea, such as traveller's diarrhoea.



Examples of products containing probiotics:

- Capsules and tablets sold as dietary supplements and natural remedies
- Yoghurt, Cultura, A38
- Infant formula



PHYTONUTRIENTS are health-promoting "natural" colours. Chr. Hansen offers, among other things, a range of polyphenols and cartenoids with antioxidant effects. There is a growing market for natural health-promoting ingredients, partly because many people today do not consume the recommended amount of fruit and vegetables.

Examples of products containing phytonutrients:

- Multivitamin tablets
- Squashes
- Skin products
- Products for keeping the heart healthy

Goodbye to salmonella in chicken meat

BY JYTTE WOLFF-SNEEDORFF

Food safety has become a major issue in the food industry. Chr. Hansen is under way with another research contribution which will benefit consumers. In the US alone each person consumes the equivalent of 32 chickens a year



Today, 25 billion broiler chickens are produced annually worldwide. In the US the broiler industry is under government mandates to reduce the occurence of salmonella in chicken meat. Many interventions have been implemented in slaughterhouses and chicken farms, but there is still a need for an effective prevention strategy during the rearing of live birds.

Groundbreaking project

Chr. Hansen researchers have been working on a groundbreaking project for several years – the MSC (Mucosal Starter Culture®) project – a unique, patented culture, to be fed directly to chickens via their feed in order to help reduce salmonella in chicken meat.

"We are close to a breakthrough," explains Steven Johnson, director of marketing in Animal Health and Nutrition. "At this point we expect the final approval from the Federal Drug Administration (FDA) in the spring of 2004. We have high expectations, as current market analyses show that MSC is likely to capture a significant part of the total worldwide market."

The new salmonella-reducing product has come to life thanks to cooperation between Wayne Farms LLC and the US Department of Agriculture Animal Research Center in Georgia, USA. The role of Chr. Hansen is to pave the way for the commercialization and extensive documentation of the product.

Cross-functional team

"We began the exploratory research and development efforts to develop and optimize the manufacturing process in 1996," relates Johnson. "Later we were also met with the requirement of obtaining a GMP (good manufacturing practice) licence, which implies loads of paperwork.

"Our team of researchers, technicians, quality and regulatory staff, documentators and production specialists have reached several milestones in the project. Currently the team is working on preparing documentation. The pilot plant team is continuing to refine their processes and run qualification batches as they fine-tune the plant and its equipment. Currently we are anticipating making a validation run in August. Once we have produced the documentation material, the final phases of the development project will begin. This will include: conducting the final composition of the product; testing for antimicrobial resistance; doing stability studies; refining the bioassay; and finally, running one more efficacy trial at Wayne Farms operations, to demonstrate that the MSC reduces salmonella in chicken meat versus chicken meat from untreated birds," concludes Johnson.



"The product has already been tested by major chicken producers in Brazil, Japan and China," according to marketing director Steven Johnson

It's all about credibility

BY JYTTE WOLFF-SNEEDORFF

Investor Relations (IR) is an important discipline for a listed company. It pays to exchange information for capital



Corporate Development and Communication at Chr. Hansen consists of José Moreno, Jan Honoré and Helle Sandal

"Most companies get listed to secure easier access to capital," says vice president, Corporate Development & Communication Jan Honoré. "In return the company makes information available to the capital market, which needs to know as much as possible so that it can price the company accurately. The better informed the market is, the less risk there is. If a company is "closed", investors have to add a risk premium to their required rate of return, which means that the absence of information will prove expensive for the company.

"The Chr. Hansen share has some special characteristics. By international standards Chr. Hansen is relatively small with a market capitalization of around DKK 2.6 billion or USD 400 million. Many investors also consider it a drawback that our ownership structure features both A and B shares and that a foundation has a dominant shareholding and a voting majority.

"Despite this – or maybe even because of it – the Chr. Hansen share is a particularly attractive investment case, in which there is growing international interest. We have an Ingredients Sector that is doing better and better in terms of all the financial key figures, and delivering a strong cash flow. This money is being spent on developing groundbreaking new products in our Allergy Sector, which could in principle be made a new independent Danish biopharmaceutical company with the potential to make a real name for itself internationally.

"IR work should not be confused with PR and marketing. IR is about ensuring continuous, credible and competent dialogue between the company and the capital market. In this context it's a big help that real understanding and support for IR work can be found in all parts of the Chr. Hansen Group's organization. Many employees are also shareholders in the company, and everyone at headquarters in Hørsholm can follow the company's share price on a monitor in the canteen."

From local to global

The Chr. Hansen Group's Corporate Development and Communication department, which also handles mergers and acquisitions, consists of a team of three people. The department is headed by Jan Honoré, who has two overall goals for the company's IR work: "We want to increase share turnover and we want to change from a provincial share to a globel share by attracting more shareholders from abroad. We aim to keep the capital market informed as best possible – in a wide variety of ways."

Activities for investors:

- We publish a detailed annual report with segmental information (which won the *Børsen* diploma in 2001)
- We publish the shareholder magazine *Insight* three times a year
- We produce digital versions of both the annual report and the shareholder magazine
- We publish quarterly interim reports with detailed segmental information
- We hold meetings with analysts and investors in connection with each interim report, both in Denmark and abroad
- We provide webcasts of analyst meetings
- We have been fostering international interest in the Chr. Hansen share through roadshows in Amsterdam, Boston, Brussels, Chicago, Denver, Edinburgh, Frankfurt, Geneva, Houston, London, New York, Paris, San Diego, Stockholm, Toronto and Zurich
- The number of investor meetings held each year has more than trebled over the last four years
- We have been holding presentations for various large investor groups, e.g. through the Danish Society of Investment Professionals and investment banks
- We have extended our services for private investors – e.g. we take part in the Dansk Aktiemesse equities fair and meet with the banks' private customers
- We work with EuroInvestor on their IR website for private investors
- We have a comprehensive IR site with share prices for the Chr. Hansen Group and its peers, where investors can also subscribe for financial news by e-mail and text message
- We collect and distribute consensus estimates to financial analysts
- We hold an annual Capital Market Day

Capital Market Day on the road



Chr. Hansen's Capital Market Day drew active participation from analysts and investors



BY JYTTE WOLFF-SNEEDORFF



A wet day in May saw 30 financial analysts, professional investors and journalists climbing aboard the Chr. Hansen bus at Kongens Nytorv in Copenhagen

The Capital Market Day is an annual event, and this year we chose to bus our guests around Chr. Hansen's production facilities on Zealand. First stop was the culture factory in Roskilde. Once in Roskilde everyone was asked to remove rings and other jewellery and don a white coat, hairnet and sterile footwear. After a brief run-through of the production process, the tour headed off around the factory, with ample opportunities to examine the various aspects of culture production. There were many questions: for example some wanted to know how capacity can be increased and many had questions relating to the genetic engineering debate. "The concept is excellent," commented a participant from Citigroup. "It gives us a really good chance to see behind the company's facade."

On to Avedøre

After a light lunch everyone returned to the bus, which now set off towards Avedøre. There followed a tour of the world's largest factory for natural colours and the relatively new distribution centre with its freeze-drying and packing facilities. Our guests had to change clothes and wash their hands several times along the way as the hygiene and sterility rules are very strict and cannot be set aside for even the most important of visitors. Here too our guests were able to explore every corner of the company – although some did turn down the chance to experience the inside of the -60°C freezer! Among them were Bente Anderskouv from LD and Lone Vind Nielsen from Nordea Securities, who both found the event a worthwhile day out: "It's exciting to see the production facilities but I think it's particularly good to see that there are also people behind them," said Anderskouv.

Production director Hans Thorkilgaard was also very pleased with the day: "Though we're used to regular audits, primarily for customers, so we're always well prepared for visitors."

The day ended with a run-through of Chr. Hansen's Customer Web Centre and a tasty buffet.

"Today's event will not of course affect our view of the share," said Brian Kirk from Sydbank, "but for people like us who are used to staring at figures all day it was great to have a 'live' insight into the company."



From goose down to advanced medical product



Vial number 101 from 1923 containing an extract of goose down. The extract was produced because at that time it was believed that many respiratory allergies and forms of asthma were due to the down in pillows. Today we know that the real problem in the bedroom is not the down but the almost invisible house dust mites that thrive in mattresses and pillows. The logbook contains detailed descriptions of the use of the preparation in various experiments

BY KAROLINE LAWÆTZ, FREELANCE JOURNALIST

In a cabinet at ALK-Abelló in Hørsholm stands an old glass vial containing the residues of a white powder. Neat handwriting on its yellowed label reveals it to contain an extract of goose down, number 101, produced on June 9, 1923 by chemist P.C.T. Barfod of the University Hospital in Copenhagen. Tattered logbooks tell how he painstakingly produced and tested extracts of most of the things that can trouble allergy sufferers.

Barfod had taken over the work on these extracts from doctor Kaj H. Baagøe that same year. Hoping to find permanent employment, Baagøe had headed across the Atlantic to the USA in 1920 where he first learned of the mysteries of allergy from the world's first allergologists. Here he discovered how to use allergen extracts on the skin to test whether patients were allergic to a substance.
He also took an interest in how the same extracts could be used as a treatment to gradually acclim-atize patients so that they could once again tolerate exposure to whatever triggered their allergy.

However, he was unable to find permanent employment in the USA and returned home to work in the University Hospital's paediatric department. This kept him so busy that he had to cut down on his work on the extracts, and so in 1923 he offered to hand over his baby to Barfod, who had the right aptitude and a finely tuned nose for business.

Barfod agreed to continue Baagøe's groundbreaking work and embarked on the development of a long series of allergen extracts which he described in detailed recipe books. Barfod's taking over of Baagøe's work

The very first experiments with vaccination-based allergy treatments were carried out some 80 years ago. It was the pioneering work of a Danish doctor and a Danish chemist in the 1920s that paved the way for the development of ALK-Abelló's allergy vaccines, now a recognized and well documented treatment for allergic complaints



Doctor Kaj H. Baagøe (photographed in 1966) and chemist P.C.T. Barfod laid the foundations for today's ALK-Abelló

marked the start of the business that today bears the name ALK-Abelló.

Back in the paediatric department, Baagøe kept up his interest in allergy and carried out a number of studies of asthma in children. This work resulted in a doctoral thesis where he observed a clear link between asthma and allergy. He was therefore able to dismiss the established view that these children's wheezing and laboured breathing was due to hysteria transferred from the mother and should be beaten out of them.

The birth of ALK

Records from the Frihavn pharmacy, which Barfod took over in 1928, reveal that by the 1930s he had begun to test the allergen extracts not only in the diagnosis of allergies but also in the treatment of allergy sufferers. Thus the foundations were laid for the development of today's allergy vaccines.

By the time Barfod retired 39 years later, he had built up ALK – Allergologisk Laboratorium København (Copenhagen Allergology Laboratory) – on the basis of his work, first as part of the pharmacy and later as an independent company. Since then the acquisition of competitors and relevant suppliers of raw materials, together with the formation of subsidiaries, has led to the creation of the world's leading group of companies in allergy vaccines and allergen technology – ALK-Abelló.

Since the early basic research, work on allergen extracts and allergy vaccines has now evolved into an established and recognized science. Intensive research in both the pharmaceutical and biotechnological fields has helped to cement ALK-Abelló's position at the scientific cutting edge.

"1976 was probably the biggest landmark for us in recent times," says Lars Jacobsen, manager of medical relations, who has worked for ALK-Abelló since 1987 and has always closely followed its work on allergy vaccines. "It was then that the latest immunochemical methods were taken into use and we created our own brand, the SQ system. This meant quite simply that we could guarantee that our products were of a uniformly high quality that could be maintained from batch to batch."


Bet v 1


Fab heavy chain
Fab light chain

With the SQ (Standardized Quality) system under its belt, ALK-Abelló would come to spearhead work on standardization worldwide. The SQ system has since become the reference standard for these products in the international market.

Documented effect

"Things have progressed very quickly in the 16 years I've been here," continues Jacobsen. "In a nutshell you could say there have been three main advances: First and foremost we have mapped what happens in and around the cells when an allergic reaction occurs. We're now in a position to describe and explain the specific reasons for the symptoms, which means that we're also now in a position to develop a specific treatment that is easier to administer and reduces the risk of side-effects.

"We can now also document the long-term efficacy of vaccination treatment.

"The latest breakthrough came with our major study of allergy vaccination in children with hay fever, where we found that the risk of hay fever developing into asthma is more than 50% lower in vaccinated children. This means that allergy vaccination not only combats allergy, but also inhibits the development of asthma – in other words it kills two birds with one stone."

The allergy treatments of tomorrow

ALK-Abelló's work on developing the allergy treatments of tomorrow is taking two parallel paths:

Firstly the company is testing a fast-dissolving tablet against grass pollen allergy which is absorbed through the mucous membranes under the tongue. Both specialists and general practitioners will be able to prescribe this user-friendly treatment, and it is expected that patients themselves will be able to take the tablet at home.

Secondly the company is producing recombinant vaccines using biotechnology. The goal is to develop allergy vaccines that are even more effective and have even fewer side-effects than existing ones.

"It's exciting to be at the forefront of this work," says Jacobsen. "The specialized products of tomorrow will enable us to reach many more patients than we do today, not least because patients themselves will be able to administer their medication. If things go as we hope, this will have a positive impact on the lives of many thousands of allergy sufferers."

Rapid growth in the Middle East

BY OLE LINDHARDT





"The Middle Eastern food market has seen explosive growth in recent years," says group vice president Jan Boeg Hansen

The Middle East is an incredibly exciting area to work with – because the food market is evolving so rapidly and also because producers are becoming ever more innovative

"An awful lot will be happening over the next four to five years and I'm delighted to be a part of it," says group vice president Jan Boeg Hansen, who has high hopes for the future – and for good reason.

The Middle East, currently accounting for just 1% of the Group's sales, is not yet a major player in a Chr. Hansen context, but this could change rapidly if sales in the region continue to grow at the same rate: recent years have seen Chr. Hansen generating double-digit growth in the Middle East and the picture is unlikely to change in the immediate future.

"At present it looks like we will achieve growth of close to 30% this year, so things are going to plan," says Hansen. He names Iran, Egypt and the Gulf region as the main markets, but Jordan, Syria and the Lebanon also have an important role to play.

Stronger commitment

Last year Chr. Hansen opened an office in Dubai and stationed its first employee in the region as the starting point for a general strategy of strengthening the Group's presence in the Middle East. At first the emphasis will be on improving and extending the distribution network, while support for process and product development will still come from Denmark.

Cultures for cheese and fermented milk products are two of the most important business areas, for which customers are offered a complete range of coagulants, colours and flavour solutions. There is also substantial growth in sales to other industries, such as soft drinks, confectionery and margarine.

Explosive growth

The Middle Eastern food market has seen explosive growth in recent years. Previously it was dominated by traditional products and there could be long gaps between new introductions, but today the picture has changed completely.

"Take a classic product like yoghurt," says Hansen. "A few years ago there were essentially only two kinds, both of which were basically your traditional white yoghurt. Today new products are being launched all the time and the market is swimming in fruit yoghurts, yoghurt drinks and all kinds of variants. The whole of the evolutionary process that took maybe 20 years in Western Europe looks like taking as few as five to six in the Middle East. The train has definitely left the station and I'm glad to report that Chr. Hansen is safely on board!"



Hanne Hillman has been an equity analyst for 9 years, most recently at Gudme Raaschou, where she has been monitoring Chr. Hansen for the last 3 years. Her main area is life sciences, with focus on biotechnology

What struck you particularly about the third-quarter report?
For the Ingredients Sector I noted the positive trend in underlying growth in the USA, which looks set to continue. However, I also noted the surprisingly weak organic growth in Europe. I find this disappointing, especially since there were no indications of this when you published the six-month report.

I'm pleased with the increase in the Ingredients Sector's EBITA margin despite negative exchange rate effects. The stage is set for significant growth once the currency markets settle down and cyclical trends improve.

Regarding ALK-Abelló, several circumstances have disappointed in the third quarter, and the fact that improved margins for the full year are no longer expected indicates that there is little prospect of significant improvement in the fourth quarter, which I find disappointing. One would expect that the production savings in the USA would begin to impact on margins.

Even though market conditions are challenging, and currency effects continue to be negative, I find it surprising that the result for the third quarter leads to downward adjustment for the full year by DKK 50 million in real terms (disregarding the positive effect of development costs in ALK-Abelló being reduced by DKK 25 million). I feel that there are a number of unanswered questions that give grounds for concern at what the next quarters will bring.

How do you see the future for the Chr. Hansen Group?
Everyone has their eye on ALK-Abelló. The Phase III Prograss study is all-important. If the results are positive and Schering-Plough chooses to exercise its option, I expect this to have a key positive impact, partly on the strength of the market value that could be released by the expected demerging of the two companies.

In my view the value of respectively the Ingredients business and ALK-Abelló is not fully reflected in the current market value of the Chr. Hansen Group. In view of the now very detailed sectoral data I do not think that the "consolidation discount" is solely due to the current organisation structure. The limitation of the market value may also be related to the owner structure. The market effect of demerging in my view therefore depends on the future role of the Lundbeck Foundation. I firmly believe that the shares should be combined into a single class, rather than having A-shares and B-shares as you do now. At the moment the voting structure is protectionist, which conflicts with corporate governance principles.

However, as a pure specialized ingredients company Chr. Hansen will definitely be seen as a good catch by several of the big players in the market. Given your niche strategy, I cannot see any obstacles to Chr. Hansen going the distance as an independent ingredients company. You've come a long way in rationalizing the business and you've done a lot to make it a success. Nonetheless, consolidation is high on the agenda for the Ingredients Sector.

Chr. Hansen – Ingredients Sector

Financial review for the nine months to May 31, 2003 – Chr. Hansen – Ingredients Sector

Extract from nine month report (Q3)

Revenue Q3. Organic growth in the third quarter was 1% in Europe, South America and Asia/Pacific and 0% in North America. Combined, organic growth for the quarter was 1% against the expected rate of 5%. Like major food producers, the Ingredients Sector realized during the quarter that the anticipated market improvements would not materialize.

Management believes that the low organic growth rate reflects stagnation in the ingredients market resulting from inventory adjustments and the negative trend of the global economy. Under these conditions, the Ingredients Sector has managed to maintain an earnings improvement by way of an increased EBITA margin, partly at the expense of revenue growth.

Although improvements are occurring slowly, it is encouraging to see that for the first time in six quarters the organic growth rate in North America is not negative.

Revenue 9 months. Organic growth YTD was 2% in Europe, South America and Asia/Pacific and minus 2% in North America. The combined organic growth rate was 0%.

Exchange rates, especially for USD-related currencies, fell by a total of 12% against DKK, causing revenue to fall to DKK 2,472 million from DKK 2,799 million in 2001/02.

Cultures reported significant organic growth, driven by the recently introduced Yo-Flex cultures, among other things, while prices for rennet enzymes and colours continued to fall due to a similar decline in raw materials prices.

Europe

Revenue in the European region was DKK 1,163 million in 2002/03 compared to DKK 1,208 million in 2001/02. Organic growth was 1%, while falling exchange rates reduced revenue by 6%.

North America

Revenue in the North American region was down 18% from DKK 1,156 million to DKK 945 million. Revenue fell 2% in USD terms, while the DKK/USD exchange rate fell 16%. The EBITA margin improved from 7.2% to 7.7%.

In addition to falling raw materials prices, sales of natural colours were also affected by increased competition and by substitution with synthetic colours. Sales of EASY-SET™ cultures and speciality products to the pharmaceutical industry continued the positive performance.

South America

Revenue in the South American region – expressed in DKK – fell 33% from DKK 244 million to DKK 164 million due to the sharp devaluations of the Argentine and Brazilian currencies. The economic slowdown caused a substantial fall in the market for industrially produced ingredients, but Chr. Hansen succeeded in retaining its market share in the most important product areas.

Asia/Pacific

Revenue in the Asia/Pacific region increased by 5% from DKK 191 million to DKK 200 million. Organic growth was 7%, while falling exchange rates caused revenue to fall by 2%. Sales in Asia, including the Middle East, continued to increase satisfactorily, while sales in Australia were affected by falling prices for rennet enzymes, resulting in negative organic growth. An office was opened in Beijing, China.

Operating profit before amortization of goodwill (EBITA) increased by 5% to DKK 321 million. The EBITA margin increased from 10.9% to 13.0% as a result of the continued focus on improving profitability. The operating profit was adversely affected by falling exchange rates.

The free sector cash flow before financial items was an inflow of DKK 188 million compared to DKK 391 million in 2001/02. The free sector cash flow was adversely affected by a planned inventory build-up required in order to meet the expected growth in demand in the fourth quarter of the 2002/03 financial year.

Outlook for 2002/03

In the six-month report for 2002/03, revenue was forecast at DKK 3.4-3.5 billion based on the exchange rates prevailing at the end of the second quarter of the financial year, including a DKK/USD exchange rate of 6.88.

Applying the exchange rates prevailing at the end of the third quarter of the financial year (including a DKK/USD exchange rate of 6.28), the revenue forecast for the 2002/03 financial year is now approximately DKK 3.3 billion.

In the fourth quarter of the financial year, organic growth is expected to be approximately 3%, and organic growth for the full year is expected to be approximately 1%.

In spite of the reduced sales forecast, the EBITA forecast for 2002/03 is retained, i.e. EBITA is still expected to be higher than the 2001/02 figure as a result of the increasing EBITA margin. However, the increase is expected to be smaller than was forecast in the six-month report.

If the above mentioned assumptions with regard to exchange rates and organic growth in the fourth quarter of the financial year are not met, revenue and EBITA will be adversely affected.

ALK-Abelló – Allergy Sector

Financial review for the nine months to May 31, 2003 – ALK-Abelló – Allergy Sector
Extract from nine month report (Q3)

Tablet against grass pollen allergy
The international Phase IIb-III clinical trial of ALK-Abelló's tablet against grass pollen allergy is progressing as planned. By early May 2003, the required approximately 850 patients had been enrolled in the trial.

The Phase IIb-III clinical trial is a multi-centre, randomized, double-blind, placebo controlled trial to evaluate the efficacy and safety of the tablet under three different dosages of grass pollen allergen compared to placebo.

The trial is being carried out at allergy clinics in several European countries and Canada ahead of and during this year's grass pollen season. The results are scheduled to be announced in the first quarter of the 2004 calendar year.

Cooperation with Schering-Plough
The cooperation with Schering-Plough, announced in October 2002, is progressing according to plan.

Pricing conditions in Germany
A mandatory discount of 6% on all pharmaceutical products was introduced by the German parliament as of January 1, 2003 and has adversely affected EBITA.

ALK-Abelló's *in vitro* diagnostics business
ALK-Abelló's *in vitro* diagnostics activities are run in close cooperation with Bayer Diagnostics.

The phasing out of the MagicLite product line took less time than expected, adversely affecting EBITA as a result of write-downs on inventories of MagicLite products and a delay in sales of new products for Bayer Diagnostics' Advia Centaur *in vitro* diagnostics system.

Revenue Q3. In the third quarter of the 2002/03 financial year, revenue fell 7% from DKK 230 million to DKK 215 million, primarily due to negative developments in exchange rates. The combined organic growth rate was minus 1% as revenue from Epipen (Epinephrine allergy emergency treatment) fell sharply.

Organic growth in vaccines was 3% globally, including an organic growth rate of 10% in the Northern region.

Revenue 9 months. Revenue increased by 1% from DKK 777 million to DKK 782 million. Organic growth was 5%.

Revenue from allergy vaccines increased by 3% from DKK 595 million to DKK 610 million. Organic growth in allergy vaccines was 6%, primarily driven by 10% organic growth in European initial treatments.

Operating profit before amortization of goodwill (EBITA) was minus DKK 40 million against DKK 12 million last year.

EBITA

DKKm	**YTD 02/03**	YTD 01/02
Existing business	**119**	122
EBITA % of revenue	*15.2%*	*15.7%*
Pipeline	**(159)**	(110)
ALK-Abelló	**(40)**	12

EBITA for the **existing business** was DKK 119 million compared to DKK 122 million last year. In 2002/03, EBITA for the existing business is affected by the conditions mentioned under Gross profit and the effect of the falling exchange rates, especially the USD.

Pipeline costs increased from DKK 110 million to DKK 174 million, from which is deducted an income of DKK 15 million from Schering-Plough, resulting in net pipeline costs of DKK 159 million. Net pipeline costs are expected to increase to approximately DKK 225 million for the full year as a result of the Phase IIb-III clinical trial of the grass tablet.

Amortization of goodwill amounted to DKK 2 million.

Operating profit (EBIT) was minus DKK 42 million compared to DKK 10 million last year.

The free sector cash flow before financial items was an inflow of DKK 18 million against an outflow of DKK 9 million in 2001/02 as the effect of the reduction in inventories and in investments more than compensated for the fall in operating profit.

Outlook for 2002/03
The organic growth forecast of 4-5% is retained for the financial year 2002/03.

ALK-Abelló does not expect to achieve the previously forecast increase in EBITA margin, owing to the above mentioned indirect production costs charged to the income statement, the mandatory 6% discount in Germany, the phasing out of the MagicLite product line and the effect of falling exchange rates, in particular the USD. The EBITA margin for the existing business is therefore expected to be in line with the 2001/02 figure.

Net pipeline costs were previously expected to increase by approximately DKK 100 million to DKK 250 million. However, these are now expected to increase to approximately DKK 225 million.

Chr. Hansen Group

Financial review for the nine months to May 31, 2003 – Chr. Hansen Group
Extract from nine month report (Q3)

Accounting policies
The accounting policies are unchanged from the annual report 2001/02.

Income statement
The operating profit has been reviewed above for each segment.

Operating profit (EBIT)		
Chr. Hansen	DKKm	272
ALK-Abelló	DKKm	(42)
Holding/eliminations	DKKm	1
Chr. Hansen Group	DKKm	231

Holding/eliminations include costs totalling DKK 15 million for the preparation of a potential independent listing of ALK-Abelló. For the full year, this figure is expected to be DKK 15-20 million.

Net financial expenses including exchange rate losses, etc. totalled DKK 97 million against DKK 103 million last year. Net interest was reduced by DKK 13 million.

Profit from ordinary activities before tax amounted to DKK 134 million against DKK 163 million last year.

Tax calculated on the profit for the period amounts to DKK 70 million, equivalent to 52% of profit. The high tax rate was the result of a substantial part of the amortization of goodwill not being tax deductible and a relatively large proportion of the Group's earnings being derived in countries with a high tax rate.

Extraordinary expenses after tax were DKK 40 million, cf. note 2, and relate to an arbitration case in Serbia from 1995 that Chr. Hansen subsequently lost. In February 2003, a French court of appeal made its ruling in the case. The Chr. Hansen Group has decided to appeal the ruling to the Supreme Court of France. We have rejected and we intend to continue to reject the claim, as the award is fundamentally inconsistent with the legal order of Denmark and other societies that uphold a rule of law and order, as our company was prevented from participating in the underlying surveys by experts in Serbia. Moreover, the composition of the court of arbitration and the appointment of its members suffered from a number of material procedural shortcomings.

The Chr. Hansen Group's net profit including minority interests subsequently amounted to DKK 24 million against DKK 89 million last year, and the net profit attributable to Chr. Hansen Holding A/S was minus DKK 3 million against DKK 62 million last year. Earnings per share (EPS) amounted to DKK 3.7, excluding extraordinary items, compared to DKK 6.2 last year.

Balance sheet
The invested capital fell by DKK 329 million from DKK 4,329 million at the end of 2001/02 to DKK 4,000 million at the end of the third quarter of the 2002/03 financial year.

Equity stood at DKK 1,842 million, equivalent to 35% of total assets.

Cash flow

DKKm	**YTD 02/03**	YTD 01/02
Operating profit	**231**	266
Depreciation, amortization and impairment	**225**	232
Change in working capital, adjustments, etc.	**(35)**	127
Interest and tax paid	**(204)**	(168)
Cash flow from operating activities	**217**	457
Investments	**(184)**	(212)
Free cash flow	**33**	245

The Chr. Hansen Group's outlook for 2002/03

Assumptions. A stabilization of the global economy and the levels of interest rates and exchange rates prevailing at the end of the third quarter, including a DKK/USD exchange rate of 6.28.

Revenue. The sales forecast is approximately DKK 4.3 billion, equivalent to approximately 2% organic growth.

Profit from ordinary activities before tax. The EBITA forecasts are commented on under each sector. The forecast of Group profit from ordinary activities before tax is DKK 115-125 million (excluding provisions for the Serbian claim and costs in preparation for a potential independent listing of ALK-Abelló) against the previous forecast of DKK 140-150 million.

Business segments – primary segments

September 1 – May 31	Ingredients		Allergy		Holding/ eliminations		Chr. Hansen Group	
DKKm	**YTD 2002/03**	YTD 2001/02	**YTD 2002/03**	YTD 2001/02	**YTD 2002/03**	YTD 2001/02	**YTD 2002/03**	YTD 2001/02
INCOME STATEMENT								
Revenue	**2,472**	2,799	**782**	777	**-**	-	**3,254**	3,575
Cost of sales	**(1,482)**	(1,764)	**(310)**	(301)	**6**	6	**(1,786)**	(2,059)
Gross profit	**990**	1,035	**472**	476	**6**	6	**1,468**	1,516
Research and development costs	**(171)**	(166)	**(194)**	(166)	**15**	16	**(350)**	(316)
Capacity costs, etc.	**(498)**	(565)	**(318)**	(298)	**(20)**	(18)	**(836)**	(880)
Operating profit/(loss) before amortization of goodwill (EBITA)	**321**	304	**(40)**	12	**1**	4	**282**	320
Amortization of goodwill	**(49)**	(52)	**(2)**	(2)	**-**	-	**(51)**	(54)
Operating profit/(loss) (EBIT)	**272**	252	**(42)**	10	**1**	4	**231**	266
Net financial items							**(97)**	(103)
Profit from ordinary activities before tax							**134**	163
Tax on ordinary activities							**(70)**	(74)
Profit/(loss) from ordinary activities							**64**	89
Extraordinary expenses after tax							**(40)**	-
Net profit/(loss) for the period incl. minority interests							**24**	89
Minority shareholders' share of the profit of subsidiaries							**(27)**	(27)
Net profit/(loss) for the period							**(3)**	62
EBITDA	**451**	440	**(8)**	42	**13**	16	**456**	498
BALANCE SHEET								
Intangible assets	**1,076**	1,262	**127**	150	**-**	-	**1,203**	1,412
Property, plant and equipment	**1,310**	1,409	**229**	226	**395**	400	**1,933**	2,035
Financial fixed assets	**30**	36	**74**	42	**7**	7	**112**	85
Investments in associates	**-**	34	**-**	-	**-**	2	**-**	36
Total fixed assets	**2,416**	2,741	**430**	418	**402**	409	**3,248**	3,568
Inventories	**654**	715	**269**	314	**-**	-	**923**	1,029
Receivables	**663**	685	**157**	181	**12**	5	**832**	871
Cash and cash equivalents	**89**	100	**114**	142	**-**	1	**203**	243
Total current assets	**1,406**	1,500	**540**	637	**12**	6	**1,958**	2,143
Total assets	**3,822**	4,241	**970**	1,055	**414**	415	**5,206**	5,711
Total equity incl. minority interests	**1,889**	1,964	**(4)**	196	**(8)**	(70)	**1,877**	2,090
Provisions	**56**	172	**46**	46	**39**	34	**141**	252
Long-term liabilities	**519**	1,148	**82**	103	**535**	801	**1,136**	2,052
Short-term liabilities	**1,358**	957	**846**	710	**(152)**	(350)	**2,052**	1,317
Total liabilities	**1,877**	2,105	**928**	813	**383**	451	**3,188**	3,369
Total equity and liabilities	**3,822**	4,241	**970**	1,055	**414**	415	**5,206**	5,711
INVESTED CAPITAL	**3,128**	3,404	**543**	707	**329**	425	**4,000**	4,536

BY OLE LINDHARDT



Good result for social responsibility audit

Chr. Hansen locations worldwide are inspected regularly by both authorities and business partners. However, when Boots – a leading global supplier of health and beauty products – came to visit recently, things were a little different.

"Inspections usually concern issues like ISO standards and proper waste management. On top of that Boots wanted to take a look at our social responsibility. They asked us questions about everything from maternity leave to how we handled complaints," explains Anne Tønnesen, director of global quality and environmental management.

The ensuing report from Boots was a big thumbs-up for Chr. Hansen, and states that the inspection was "conducted with a very positive commitment". Management and employees also received credit for being both "forthcoming and knowledgeable". Boots also suggested a couple of areas where further improvements could be made, such as including night shift employees in fire evacuation drills and an increased focus on safety for employees who work alone.

"This type of inspection was a first for us but we expect to see more in the future, so everybody participated with great enthusiasm and curiosity," Anne Tønnesen says. "Some see audits as a costly and unnecessary waste of time, but at Chr. Hansen we do not agree. I think the visit from Boots is a perfect example of how we can work together with our partners and make this an even better company."

You must now order our annual report


CHR. HANSEN

If you are a registered shareholder and wish to continue receiving the printed version of the annual report, please return the enclosed coupon clearly stating your name and address. All registered shareholders will also be contacted directly about the new system.

Since the annual report is available sooner on the website and electronic distribution is both cheaper and better for the environment, the Chr. Hansen Group will no longer automatically send the printed annual report to all registered shareholders.

The Chr. Hansen Group now publishes its annual report on its website www.chr-hansen.com in a user-friendly digital version and in downloadable PDF format. The website also enables you to subscribe for a service where you automatically receive an e-mail and/or text message every time the Chr. Hansen Group issues a stock-exchange announcement.

Insight

Chr. Hansen, Insight is published by
Chr. Hansen Group
10-12 Bøge Allé
DK-2970 Hørsholm
Denmark

Tel.: +45 4574 7474
Fax: +45 4574 8888

www.chr-hansen.com
e-mail: info@dk.chr-hansen.com

Translation: Bowne Global Solutions Denmark A/S
Layout/production: Mantra
Photos: Thorsten Graae, Jens Bangsbo, Torben Åndahl, Getty Images
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